Exhibit 99.39

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 43

HudBay Announces CEO Planned Retirement and Appoints Executive Vice-Chairman

Toronto, Ontario, November 12, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) today announced that Peter R. Jones will retire as chief executive officer of the company effective December 31, 2009. Mr. Jones will continue as a director of the company following his retirement. Also, Michael D. Winship, president and chief operating officer, has resigned, effective immediately, to pursue other opportunities.

The company also announced that its board of directors has appointed W. Warren Holmes as executive vice chairman of the company effective immediately to facilitate transition to a new chief executive officer and has commenced its search for a suitable replacement for Mr. Jones. Mr. Holmes will assume the position of acting chief executive officer effective January 1, 2010 pending the hiring of a new chief executive officer.

“On behalf of the board of directors, I would like to thank Mr. Jones for his tireless efforts and leadership and for the significant appreciation in shareholder value realized under his watch,” said G. Wesley Voorheis, HudBay’s chairman of the board. “While he is retiring, we will continue to benefit from his leadership and expertise in his ongoing role as director. I would also like to take this opportunity to thank Mr. Winship for his valuable contributions to HudBay.”

Mr. Jones has played a key role in the development of the company and its predecessors for more than 14 years including HudBay’s initial public offering and its growth to a substantial international mining company. He was instrumental in the 2009 proxy contest which resulted in a new board of directors and a heightened focus on corporate governance for the company. Mr. Jones has overseen HudBay’s strategic plan initiatives, including the recent advancement of development of the company’s Lalor deposit in Northern Manitoba.

“HudBay is well positioned to build on the momentum of its recent initiatives and to execute on its strategic plan. I look forward to seeing the company through to new strong leadership,” said Warren Holmes. Mr. Holmes, who has over 40 years’ experience in the mining industry, has been a director of HudBay since March 2009. He is chairman of Nuinsco Resources Limited, Victory Nickel Inc., and Wallbridge Mining, vice chairman and director of Atlanta Gold Inc. and a director of Foraco International. His mining career includes more than 35 years with Noranda Inc. and Falconbridge Limited where he became senior vice president of Canadian Mining Operations. He has also been president of the Canadian Institute of Mining & Metallurgy. Mr. Holmes is a Professional Engineer and holds an engineering degree from Queens University and a MBA from the University of Western Ontario.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning the search for and availability of a suitable chief executive officer, potential plans for the Lalor project, as well as HudBay’s exploration and development plans and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2008 for HudBay Minerals Inc. available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

David S. Bryson

Senior Vice President and Chief Financial Officer

(416) 362 4759

Email: investor.relations@hudbayminerals.com

www.hudbayminerals.com

HudBay Minerals Inc.	2
News Release 2009 – No. 43: HudBay Announces CEO Planned Retirement and Appoints Executive Vice-Chairman